Exhibit 99.1

JUST ENERGY GROUP INC.

MATERIAL CHANGE REPORT
(Form 51-102F3)

1.            Reporting Issuer:

Just Energy Group Inc. (“Just Energy”)
6345 Dixie Road, Suite 200
Mississauga, Ontario
L5T 2E6

2.            Date of Material Change:

March 16, 2015

3.            News Release:

A copy of the press release issued by Just Energy and filed with the TSX and through Canadian News Wire Service on March 10, 2015.

4.            Summary of Material Change:

Just Energy announced it had filed and cleared normal course issuer bids (“NCIBs”) with the Toronto Stock Exchange (the “TSX”) for its 6% Convertible Debentures (renewal), its 5.75% Convertible Debentures and its Common Shares.  The TSX accepted the NCIBs on March 13, 2015.

5.            Full Description of Material Change:

General Background

In addition to providing shareholder liquidity, Just Energy believes that its Debentures and Common Shares have been trading in a price range which does not adequately reflect the value of such Debentures and Common Shares in relation to Just Energy’s business and accordingly Just Energy’s future business prospects.  As a result, depending upon future price movements and other factors, Just Energy believes that its Debentures and Common Shares represent an attractive investment.

Just Energy was entitled to commence purchasing its Debentures and Common  Shares on March 16, 2015 and may continue to purchase up to a maximum of (a) 10,312,390 Shares (b) $31,709,970 6% Debentures, and (c) $10,000,000 5.75% Debentures, in the aggregate, to March 15, 2016 (but no more than the number of 6% and 5.75% Debentures and Common Shares on any one trading day as set out in the attached press release). Each of the NCIBs terminates on March 31, 2016.  A copy of the Notices of Intention as filed with and accepted by the TSX are attached as Schedules B, C and D hereto.  All Debentures and Common Shares purchased pursuant to the NCIBs will be cancelled.

6.            Reliance on subsection 7.1(2) of National Instrument 51-102:

Not Applicable.

7.            Omitted Information:

Not Applicable.

8.            Executive Officer:

For further information, please contact Patrick McCullough, Chief Financial Officer at (713) 933-0895.

9.            Date of Report:  March 17, 2015.

The information provided in the above Material Change Report is complete and accurate and contains no misrepresentation.

(signed) “Jonah Davids”
_________________________________
EVP and General Counsel